May 11, 2010

Via Edgar

Christian Windsor

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Washington Federal, Inc.

    Form 10-K for September 30, 2009

    File Number 0-25454

Dear Mr. Windsor:

We have received your letter dated April 27, 2010 and provide below the responses of Washington Federal, Inc. (“Company” or “Washington Federal”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“Commission”). In addition to these responses, Washington Federal will provide additional information in future filings with the Commission as requested in your letter.

For your reference, we have included the Commission’s comments and the Company’s responses thereto.

Form 10-K for the Fiscal Year Ended September 30, 2009

Exhibit 13-Annual Report 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations Asset Quality and Allowance for Loan Losses, Pages 6-7

1.	We note your response to comment 1 from our letter dated March 2, 2010. Please confirm that you will expand future filings disclosure to include discussion concerning the appraisal process and how you measure impairment on collateral dependent loans similar to the discussion included in your response to comment 1. Further, please tell us and revise your future filings to describe specifically any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Washington Federal’s response:

We will expand future filings disclosure to include discussion concerning the appraisal process and how we measure impairment on collateral similar to our discussion included in our response to your comment 1 from your letter dated March 2, 2010.

It is our Policy to obtain new appraisals from qualified third party appraisers for non-homogeneous Land Acquisition/Development and Speculative Construction loans at least every 24 months or more often as market conditions may dictate. Each appraisal is then reviewed by qualified internal review appraisers to ensure compliance with USPAP and OTS regulations and that values are supported by market data.

Recently, based on deteriorating property values, we have been obtaining new appraisals annually or more often. As a result, adjustments to outdated appraisals are rare. Such adjustments may be based on technical errors found in the appraisal, comparison to a more recent appraisal on similar property, or other market information. Adjustments may also be made to newly dated appraisals if the reviewer finds inadequate support for the value estimate and can determine better support for a lower value. We will expand future filings disclosure to include discussion of our practices related to adjustments to appraised values.

The potential for outdated appraisal values is included as a qualitative factor in our determination of the allowance for loan losses; however, we believe the risk of outdated appraisals is mitigated by the frequency in which updated appraisals are being received.

Form 10-Q for the Quarterly Period Ended December 31, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

We note your response to comment 3 from our letter dated March 2, 2010. We further note from the table on page 19 in the 10-Q for the period ended December 31, 2009 that you do not consider many restructured loans in your determination of non-accrual loans. Tell us and revise future filings to provide the following disclosures:

•	Clarify why you do not include such loans as non-accrual;
•	Discuss how you identify loans to be restructured;
•

Quantify the types of concessions you have made (e.g. reduction of interest rate, payment extensions, forgiveness of principal, forbearance or other actions) and discuss your success with the different types of concessions (qualitatively and quantitatively) for these accruing restructured loans; and

•	Disclose your policy regarding how many payments the borrower needs to make on the restructured loans before you return the loan to accrual status.

Washington Federal’s response:

Most of our restructured loans are accruing and performing loans where the borrower has proactively approached us about modifications due to temporary financial difficulties. Each request is individually evaluated for merit and likelihood of success. We do not otherwise identify loans to be restructured.

Single Family Residential loans comprised 78% of restructured loans as of March 31, 2010. The concession for these loans is typically a payment reduction through a rate reduction of from 200 to 250 bps for a specific term, usually six to twelve months. Interest-only payments may also be approved during the modification period. The subsequent default rate on restructured Single Family Mortgage Loans has been approximately 15% since inception of the program in November 2008. Concessions for Construction (4.8%) Land Acquisition & Development (13.7%) and Multi-Family Loans (0.6%) are typically an extension of maturity combined with a rate reduction of normally 100 bps. The subsequent default rate on restructured Commercial Loans has been less than 10% since December 2009.

For commercial loans, six consecutive payments on newly restructured loan terms are required prior to returning the loan to accrual status. In some instances after the required six consecutive payments are made, a management assessment will conclude that collection of the entire principal balance is still in doubt. In those instances, the loan will remain on non-accrual. Homogeneous loans may or may not be on accrual status at the time of restructuring, but all are placed on accrual status upon the restructuring of the loan. Homogenous loans are restructured only if the borrower can demonstrate the ability to meet the restructured payment terms; otherwise, collection is pursued and the loan remains on non-accrual status until liquidated. If the homogenous restructured loan does not perform it will be placed in non-accrual status when it is 90 days delinquent.

We will expand future filings disclosure to include our practices related to restructured loans.

Very truly yours,

/s/ Brent J. Beardall

Brent J. Beardall

EVP/CFO

Washington Federal

206-777-8331 (Phone)

206-777-8341 (Fax)